Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd. (the “Company”): Dealings in Securities by Directors of the Company

The following information is disclosed in compliance with the JSE Limited Listings Requirements:

Name	: Stephen William Griffiths
Designation	: Director and Chief Financial Officer of the Company
Transaction Date No. 1	: 2 March 2022
Class of securities	: Ordinary shares
Number of securities sold	: 20,766
Highest Price per share traded on Nasdaq	: US$27.01
Lowest Price per share traded on Nasdaq	: US$25.04
Average Price of shares sold	: US$26.69
Total value of transaction	: US$544,244.54
Nature of transaction	: On-market sale
Nature and extent of director’s interest	: Direct beneficial

Transaction Date No. 2	: 3 March 2022
Class of securities	: Ordinary shares
Number of securities sold	: 7,436
Highest Price per share traded on Nasdaq	: US$27.10
Lowest Price per share traded on Nasdaq	: US$25.48
Average Price of shares sold	: US$27.00
Total value of transaction	: US$200,772.00
Nature of transaction	: On-market sale
Nature and extent of director’s interest	: Direct beneficial

By order of the Board

7 March 2022

Sponsor: Grindrod Bank Limited